Exhibit 99.1

ABN 82 010 975 612
Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

2014 Annual General Meeting Address

Brisbane, Australia, 7th November 2014. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) today releases the Executive Chairman address which will be presented at the Company’s Annual General Meeting today.

Report by Executive Chairman Mr Indrajit Arulampalam

On behalf of the Progen Board and myself, I would like to thank you for your continued support of Progen. I would also like to welcome all of our staff members who are in attendance today.

This is my first full year with the Company and I am pleased to report to you on our progress.

Progen’s principal day-to-day focus is the development of PG545. PG545 is a unique modulator of the tumour microenvironment which blocks tumour growth and spread through multiple mechanisms of action. PG545 is currently being tested in a Phase 1a human clinical trial in advanced cancer patients to test safety and tolerability. We are currently testing a patient cohort with a 100mg dose once weekly for four weeks. To date, we have completed two patient cohorts with the first cohort receiving a 25mg dose and the second cohort receiving a 50mg dose. We expect the clinical trial which is being conducted in three sites in Australia to be completed by mid-2015.

Medigen Biotechnology Corporation, licensee of Muparfostat (PI-88) is currently conducting a Phase 3 clinical trial (PATRON) to confirm the safety and efficacy in the adjuvant treatment of hepatocellular carcinoma after surgical resection. Disease free survival is the primary endpoint for efficacy assessment in conjunction with a range of secondary endpoints.

Medigen completed target enrolment of 500 patients in late 2013. In July 2014, interim results for the PATRON trial indicated that the activity of PI-88 did not achieve the highly significant statistical result which could have allowed Medigen to lodge an accelerated New Drug Application with the Taiwan Food and Drug Administration. Medigen’s independent committee of medical and statistical experts plan to undertake further analysis of the interim results following the availability of data from medical imaging company BioClinica. The PATRON trial is currently ongoing and at this time is expected to continue until the end of the trial.

PharmaSynth, a biopharmaceutical contract manufacturing organisation and wholly owned subsidiary, had a robust financial year and returned to profitability following the attraction of new clients and undertaking considerable large scale manufacturing for clients for late phase clinical trials.

Finally, we have celebrated a noteworthy milestone as Progen Pharmaceuticals marks 25 years in business in the life sciences industry. Progen began as a scientific consumables business and transitioned into drug discovery and development

I would like to thank senior management, staff and our consultants for their work in advancing the performance of the Company over the past year. I would also wish to thank my fellow Board members for their continued support and contributions to the operation of the Board. Finally, I once again extend my sincere thanks and appreciation to Progen’s shareholders for their ongoing support as the company progresses core business opportunities.

Thank you again for your attendance today.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About PG545

PG545 is a new multifunctional anti-cancer drug designed to target the tumour microenvironment and developed in-house by Progen Pharmaceuticals. PG545 has been demonstrated in a variety of cancer models to slow the growth rate and/or destroy cancer cells directly, block the growth of new blood vessels within tumours (angiogenesis), stop the spread of cancer (metastasis), and modulate specific immune cells known to interact with cancer cells. These complementary mechanisms are uniquely targeted by PG545 to block key processes in cancer development and represent a novel approach to the treatment for several cancer types.

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.